EXHIBIT 20
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                                 HOLLINGER INC.

                          HOLLINGER REACHES SETTLEMENT
                           WITH SUN-TIMES MEDIA GROUP

TORONTO, Ontario, March 25, 2008 - Hollinger Inc. ("Hollinger") (TSX:HLG.C) (TSX:HLG.PR.B) announced today that it has entered into a settlement agreement (the "Settlement Agreement") with Sun-Times Media Group, Inc. ("Sun-Times"). Hollinger holds an approximate 70% voting interest and 19.7% equity interest in Sun-Times. In order to become effective, the Settlement Agreement must be approved by orders issued by the Ontario Superior Court of Justice (the "Ontario Court") and the United States Bankruptcy Court for the District of Delaware (the "Delaware Court") (collectively, "Court Approval").

Hollinger and its subsidiaries, Sugra Ltd. and 4322525 Canada Inc. (collectively, the "Applicants") are currently subject to proceedings in Canada under the Companies' Creditors Arrangement Act (Canada) (the "CCAA") and in the United States under Chapter 15 of the U.S. Bankruptcy Code. The Settlement Agreement forms part of an Amended Plan Term Sheet expected to be filed by the Applicants with the Ontario Court on March 26, 2008 (the "Term Sheet") for relief it is seeking in connection with its CCAA proceeding, which is anticipated to be heard by the Ontario Court on April 22-23, 2008. The Settlement Agreement provides for the resolution of all outstanding matters between the Applicants and Sun-Times and would form the basis for a plan of arrangement (the "CCAA Plan") that may be prepared by the Applicants within the CCAA proceedings. All creditors of the Applicants will have an opportunity to vote on any CCAA Plan that may be presented once the claims of creditors are received and determined in accordance with a claims process that the Applicants are requesting be commenced immediately upon Court Approval. If a CCAA Plan is prepared by the Applicants and approved by the Applicants' creditors, further approval of the Ontario Court and the Delaware Court will be sought and the CCAA Plan will be implemented as soon as possible following such approvals (the "Plan Implementation"). The settlement between Sun-Times and the Applicants is not conditional upon Plan Implementation.

The principal terms of the proposed Settlement Agreement as it relates to the settlement of outstanding issues between Sun-Times and the Applicants are described below.

      OBTAINING VALUE FOR HOLLINGER'S VOTING CONTROL OVER SUN-TIMES

Hollinger owns, directly or indirectly, a total of 782,923 Class A Common Stock of Sun-Times ("Class A Shares") and 14,990,000 Class B Common Stock of Sun-Times ("Class B Shares"). Through the multiple-voting nature of the Class B Shares, the Applicants have voting control over Sun-Times. Upon Court Approval, the Ontario Court shall authorize and direct the Applicants, Sun-Times and any other party to take the steps necessary to convert all of these Class B Shares into Class A Shares on a one-for-one basis. Subject to the CCAA Plan being accepted by the requisite majorities of the Applicants' creditors, upon Plan Implementation, Sun-Times will issue and deliver to Hollinger an additional 1,499,000 Class A Shares, providing Hollinger with a total of 16,489,000 Class A Shares for the converted Class B Shares (a conversion rate of 1.1:1). If the CCAA Plan is rejected, Hollinger will receive only the 14,990,000 Class A Shares received upon conversion of its Class B Shares, representing a 1:1 conversion. Whether Hollinger receives 14,990,000 or 16,489,000 Class A Shares, its voting control over Sun-Times will be eliminated.




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      RESOLUTION OF ALL CLAIMS AND LITIGATION BETWEEN HOLLINGER AND SUN-TIMES

Hollinger will release Sun-Times, and Sun-Times will release Hollinger, from all debts, claims and litigation between the parties, save and except for specific amounts claimed by Sun-Times against Hollinger in respect of (i) a promissory note executed by 4322525 Canada Inc. in favour of Sun-Times in the amount of US$40.5 million, (ii) present and future claims by Sun-Times against Hollinger for contribution and indemnity which are now capped at US$28.6 million; and
(iii) a claim in respect of an aircraft lease settlement previously entered into by the parties in the amount of CDN$1.3 million (collectively, the "Sun-Times Allowed Claims"). The Sun-Times Allowed Claims will be accepted by the Applicants as valid claims in the aggregate amount of approximately US$70 million. Only the Sun-Times Allowed Claims will be allowed to be filed as unsecured claims by Sun-Times against the Applicants in its court-supervised claims process and recoveries by Sun-Times from the Sun-Times Allowed Claims will be limited to US$15 million. However, under the Settlement Agreement, upon Sun-Times receiving US$7.5 million in distributions in respect of the Sun-Times Allowed Claims, 50% of all subsequent distributions shall be made available by Sun-Times to the Applicants to use, subject to further approval by the Ontario Court at that time, in the pursuit of certain litigation claims held by the Applicants. In addition, any distributions that would otherwise be received by Sun-Times in respect of the Sun-Times Allowed Claims in excess of US$15 million will be assigned to the Applicants for the benefit of the Applicants' other unsecured creditors.

Pursuant to a stipulation and agreement of settlement of U.S. and Canadian class actions against Sun-Times and Hollinger and an insurance settlement agreement dated June 27, 2007, up to US$24.5 million (plus interest, less fees and expenses) will be paid to Hollinger and/or Sun-Times and potential other claimants under their directors' and officers' insurance policies (the "Insurance Settlement Proceeds"). Under the Settlement Agreement, Hollinger and Sun-Times will cooperate to maximize the recoverable portion of the Insurance Settlement Proceeds payable to them and have agreed that Sun-Times will receive 80% and Hollinger will receive 20% of the amounts to be received by Hollinger and Sun-Times from such proceeds.

In respect of the amount payable to each of Hollinger and Sun-Times under the proceedings in Ontario against The Ravelston Corporation Limited and certain of its affiliates under the CCAA and Bankruptcy and Insolvency Act (Canada), the Settlement Agreement provides that each of Hollinger and Sun-Times will share equally in any proceeds or recoveries from that estate.

      CORPORATE GOVERNANCE OF SUN-TIMES

Effective upon Court Approval, William Aziz, Brent Baird, Albrecht Bellstedt, Peter Dey, Edward Hannah and Wesley Voorheis will submit their resignations from the Sun-Times' board of directors.

Sun-Times has agreed to continue its current examination of all strategic alternatives for improving stockholder value, as announced by Sun-Times on February 4, 2008.

Sun-Times' board of directors has passed the necessary resolutions to ensure that the Settlement Agreement, the CCAA Plan and the implementation of the Settlement Agreement and the CCAA Plan will not cause any rights granted under Sun-Times' current rights plan to become exercisable, will not cause any person to become an "Acquiring Person" under such rights plan and will not otherwise trigger the application of such rights plan.


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      LITIGATION ASSETS

At the same time that Court Approval is sought, the Applicants will be seeking the appointment of retired Ontario justice, the Honourable John D. Ground, as an officer of the Ontario Court to perform the role of litigation trustee (the "Litigation Trustee") of all of the litigation assets of the Applicants (the "Litigation Assets") on such terms as may be agreed between the Litigation Trustee and the Applicants, and subject to approval by the Ontario Court. The Litigation Trustee will supervise, control and administer the Litigation Assets in consultation with the Applicants and subject to monitoring by Ernst & Young LLP, the Monitor and supervision by the Ontario Court.

      HOLLINGER CORPORATE GOVERNANCE

Pursuant to the Term Sheet and subject to Court Approval of the Settlement Agreement being obtained, Hollinger intends to reduce the size of its board of directors or, if possible, to eliminate it. Also upon Court Approval, G. Wesley Voorheis, Chief Executive Officer of Hollinger, will resign as an officer and director of the Applicants and any subsidiaries. The Litigation Trustee may retain the services of Mr. Voorheis or an entity controlled by him to provide assistance or advice in respect of the Litigation Assets. At that time William Aziz, Hollinger's Chief Financial Officer, or an entity controlled by him, will be appointed as Chief Restructuring Officer of Hollinger and an officer of the Ontario Court in consideration of a monthly salary of $65,000. Such engagement shall be on a month-to-month basis and may be terminated by Mr. Aziz upon 30 days' prior written notice.

      PAYMENT OF A PORTION OF SUN-TIMES COSTS AND FEES

Under the Settlement Agreement, upon Court Approval, Hollinger will pay to Sun-Times the reasonable fees and costs of Sun-Times incurred in respect of the CCAA proceedings from August 1, 2007 up to and including the Court Approval date, up to a maximum of US$1 million.

CONTACT INFORMATION

Media contacts:

G. Wesley Voorheis
Chief Executive Officer
(416) 363-8721 ext. 237
wvoorheis@hollingerinc.com

William E. Aziz
Chief Financial Officer
(416) 363-8721 ext. 262
baziz@hollingerinc.com